BTQ Files Interim Financial Statements

Vancouver, British Columbia, June 10, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF) has filed its unaudited interim consolidated financial statements for the quarter ended March 31, 2024 and the associated management's discussion and analysis and certifications (collectively, the "Interim Filings"). The Company filed the Interim Filings on June 7, 2024, which can be found on the Company's SEDAR+ page. As a consequence, the Company expects the management cease trade order with respect to the delayed filings to be revoked by the applicable securities regulators.

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements regarding the timing, review, completion and filing of the Annual Filings, and duration of the MCTO; business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the Company may not complete its audit and file the Annual Filings as currently anticipated, or at all; the Company will be subject to a general cease trade order in the event that the Annual Filings are not completed and filed; and other related risks as more fully set out in the documents disclosed under the Company's filings at www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.